Exhibit 99.1

Kingsway announces formation of new strategic unit

TORONTO, Aug. 31, 2011 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced another in a series of strategic actions intended to position the Company to rebuild shareholder value over the long term. The Company announced its subsidiary, 1347 Advisors LLC ("1347 Advisors"), was formed to provide strategic consulting, corporate development, corporate finance, and actuarial services to Kingsway, Kingsway affiliates, and third-party clients.

In its first transaction, announced earlier today, 1347 Advisors signed a management services agreement effective August 29, 2011 with United Insurance Holdings Corporation ("United", ticker UIHC.OB), a Florida based homeowners insurer.  1347 Advisors will provide services relating to the Chief Financial Officer role, corporate development, and strategic consulting.

Kingsway intends to use transactions, such as the one announced earlier today with United, as well as the creation of 1347 branded companies to leverage the skills of its team and enhance its merchant banking capabilities as a way of creating value for Kingsway's shareholders.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is an insurance holding company. The Company's primary businesses are the insuring and servicing of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

CO: Kingsway Financial Services Inc.

CNW 23:33e 31-AUG-11